FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Teva and Cephalon Receive FTC Request for Additional Information

Jerusalem, Israel and Frazer, PA, June 13, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Cephalon, Inc. (NASDAQ: CEPH) announced today that, as expected, each party has received a request for additional information (commonly referred to as a "second request") from the U.S. Federal Trade Commission (FTC) in connection with Teva's pending acquisition of Cephalon. The parties have been cooperating with the FTC staff since shortly after the announcement of the transaction and intend to continue to cooperate with the FTC to obtain HSR clearance as promptly as possible.

The effect of the second request is to extend the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) waiting period until thirty days after the parties have substantially complied with the request, unless that period is terminated sooner by the FTC. The companies continue to expect that the transaction will be completed in the third quarter of 2011, following completion of the HSR clearance process, the clearance by the European Commission under the EC Merger Regulation, as well as the approval of Cephalon stockholders.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Lotrel® and Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisitions of Cephalon and Taiyo), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential

increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission.

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TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                             Name: Eyal Desheh
                                             Title: Chief Financial Officer

Date: June 13, 2011